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                              October 11, 2023

       Brett Tighe
       Chief Financial Officer
       Okta, Inc.
       100 First Street, Suite 600
       San Francisco, CA 94105

                                                        Re: Okta, Inc.
                                                            Form 10-K For
Fiscal Year Ended January 31, 2023
                                                            Response Dated
September 27, 2023
                                                            File No. 001-38044

       Dear Brett Tighe:

              We have reviewed your September 27, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 14,
       2023 letter.

       Response Dated September 27, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       53

   1. Your response to prior comment 2 indicates that you have implemented voluntary projects as part of your ESG
program and purchased renewable energy certificates to match 100%
                                                        of electricity
consumption. In light of these projects and purchases, please provide support for the conclusion that
increased demand for generation and transmission of energy from alternative energy
sources has no material impacts on your operations or results. Include quantification of the
project costs incurred during the periods covered by your Form 10-K and expected to be
incurred in future periods, and tell us how you assessed materiality.
   2.                                                   Your response to prior
comment 3 indicates that you have    not experienced any material
                                                        physical effects of
climate change    and    did not identify any weather-related impacts on
                                                        [your] business or any
weather-related events that caused directly-attributable damages to
 Brett Tighe
Okta, Inc.
October 11, 2023
Page 2
         [your] operations or results.    However, we note disclosure in your
Form 10-K that
         describes events of PG&E shutting off power in order to reduce the risk of wildfires, which resulted in many of your employees being unable to work remotely. Please reconcile this apparent inconsistency, including by providing more information regarding the physical effects of climate change you and your suppliers have experienced during the periods covered by your Form 10-K. Provide the quantification of weather-related damages requested by our prior comment, and tell us how you assessed materiality.
3. We note your response to prior comment 3 regarding insurance. Please quantify for us the cost of insurance for each of the periods covered by your Form 10-K, and clarify how the upward trend in the costs of insurance noted in your response has affected your expectations for insurance costs and availability in future periods, including as a result of weather-related impacts.
      Please contact Charli Gibbs-Tabler at 202-551-6388 or Jennifer Angelini at 202-551-
3047 with any questions.



FirstName LastNameBrett Tighe                                   Sincerely,
Comapany NameOkta, Inc.
                                                                Division of
Corporation Finance
October 11, 2023 Page 2                                         Office of
Technology
FirstName LastName